SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year end: December 31, 2002

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number:    333-30528

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sigma-Aldrich 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sigma-Aldrich Corporation

3050 Spruce Street

St. Louis, MO 63103

Independent Auditors’ Report

The Trustees

Sigma-Aldrich Corporation

401(k) Retirement Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Sigma-Aldrich Corporation 401(k) Retirement Savings Plan (the Plan) as of December 31, 2002 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements and supplemental schedule referred to below are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audit. The statement of net assets available for plan benefits as of December 31, 2001 was audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on that statement in their report dated June 14, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Plan’s net assets available for plan benefits as of December 31, 2002 and the changes in net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

St. Louis, Missouri,

May 30, 2003

THIS IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Trustees of the

Sigma-Aldrich Corporation

401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Sigma-Aldrich Corporation 401(k) Retirement Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements and supplemental schedule referred to below are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

St. Louis, Missouri,

June 14, 2002

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

	2002	2001
Assets:
Investments	$125,785,876	136,290,748
Loans	3,404,936	3,489,656

	129,190,812	139,780,404
Liabilities:
Excess contributions payable to participants	(30,046)	—

Net assets available for plan benefits	$129,160,766	139,780,404

See accompanying notes to financial statements.

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2002

Additions:
Additions to net assets attributed to:
Employee contributions	$10,703,086
Employer contributions	5,723,589
Dividends and interest	1,778,127
Rollovers	681,417
Interest on loans	254,642

Total additions	19,140,861

Deductions:
Deductions from net assets attributed to:
Net realized and unrealized losses	(20,886,717)
Benefit payments	(8,850,342)
Other	(23,440)

Total deductions	(29,760,499)

Net decrease in net assets available for plan benefits	(10,619,638)
Net assets available for plan benefits, beginning of year	139,780,404

Net assets available for plan benefits, end of year	$129,160,766

See accompanying notes to financial statements.

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1)	Description of Plan

The Sigma-Aldrich Corporation 401(k) Retirement Savings Plan (the Plan) is a defined contribution retirement plan covering eligible employees of Sigma-Aldrich Corporation (the Company) and its domestic subsidiaries. The Plan includes the required provisions relating to eligibility, fiduciary standards, and other technical provisions under the Employee Retirement Income Security Act of 1974 (ERISA). Participants are always fully vested in participant contributions. The Company’s matching contribution for participants whose employment terminates after December 31, 2001 becomes vested as follows:

Completed years of service	Vested percentage
Less than 3	0%
3 or more	100%

The Company’s matching contribution for participants whose employment terminated prior to January 1, 2002 became vested as follows:

Completed years of service	Vested percentage
Less than 3	0%
3	20%
4	40%
5	60%
6	80%
7 or more	100%

Effective May 1, 2002, the Plan was amended to allow for immediate 100% vesting of accrued benefits for participants terminated as a result of the sale of Sigma-Diagnostics.

For plan years beginning after December 31, 2001, employees may contribute 1%-15% of their eligible earnings with respect to highly compensated employees (5% owner or received compensation greater than $80,0000) and from 1% to 75% of eligible earnings with respect to nonhighly compensated employees not to exceed the IRS dollar limitation. Employees may contribute 1%-15% of their eligible earnings to the Plan for the plan years beginning prior to January 1, 2002, not to exceed the IRS dollar limitation.

Participants’ contributions are invested in mutual funds offered and advised by Fidelity Management Trust Company or in a Company stock fund, as directed by the participants. During the 2002 and 2001 plan years, the Company contributed $600 ($150 per quarter) for each eligible employee and matched 60% of the first 6% of participant contributions. Forfeitures of $493,656 were used to reduce Company contributions. Participants are able to direct the investment of Company contributions allocated to their account. Costs of administering the Plan are paid by the Company and are not reimbursed by the Plan.

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined periodically by the Retirement Savings Committee. Principal and interest payments are made by participants through payroll deductions.

Participants are entitled to receive the vested balance of their accounts upon retirement or termination of employment. A hardship withdrawal, if approved, cannot exceed the amount required to meet the immediate need created by the hardship and must not be reasonably available from other means.

The Plan’s trustee and record keeper, Fidelity Management Trust Company (Fidelity), is responsible to hold and manage all money and securities deposited with it in accordance with the investment election made by the plan participants.

The foregoing describes the basic provisions of the Plan. This summary is not intended to serve as a substitute for the official plan documents. The provisions of the official plan documents and of applicable laws as in effect from time to time will govern in the event of any inconsistency.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting and Use of Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts included in the statement of changes in net assets for the year ended December 31, 2002. Actual results could differ from those estimates.

(b)	Investments

Investments are recorded at fair market values as determined by the trustee using available current market information.

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, changes in risks in the near term could materially affect the amounts reported in the accompanying financial statements.

The mutual funds are managed by Fidelity in accordance with the various fund objectives. The plan documents or fund prospectus describe the risk/return relationships of each specific investment option.

(c)	Payment of Benefits

Benefits are recognized when paid.

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(3)	Income Tax Status

Sigma-Aldrich Corporation received a favorable determination letter dated July 24, 1998, from the Internal Revenue Service stating that the Plan is tax exempt under Section 401 of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(4)	Plan Termination

The Company intends to continue the Plan; however, the Company reserves the right to terminate the Plan. In the event the Plan terminates, participants will generally become fully vested in the employer match portion of their account balances.

(5)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2002	2001
Fidelity Growth and Income Fund	$35,054,187	42,843,150
Fidelity Blue Chip Growth Fund	29,517,084	38,709,967
Fidelity Retirement Money Market Fund	18,338,880	16,251,838
Fidelity Balanced Fund	13,365,759	14,373,093
Fidelity Intermediate Bond Fund	11,259,490	8,247,723

During 2002, the Plan’s investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $20,885,271 as follows:

Mutual Funds	$(21,970,714)
Sigma-Aldrich Company Stock	1,083,997

$(20,886,717)

As of December 31, 2002 and 2001, investments include 105,420 shares and 105,211 shares of Sigma-Aldrich Corporation common stock, respectively.

Schedule I

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

Schedule H, Line 4i–Schedule of Assets (Held at End of Year)

December 31, 2002

Market value
Mutual funds
Fidelity Retirement Money Market Fund (a)	$18,338,880
Fidelity Intermediate Bond Fund (a)	11,259,490
Fidelity Balanced Fund (a)	13,365,759
Fidelity Growth and Income Fund (a)	35,054,187
Fidelity Blue Chip Growth Fund (a)	29,517,084
Fidelity Diversified International (a)	2,664,732
Fidelity Freedom Income Fund (a)	402,273
Fidelity Freedom 2000 Fund (a)	880,786
Fidelity Freedom 2010 Fund (a)	1,148,948
Fidelity Freedom 2020 Fund (a)	1,568,107
Fidelity Freedom 2030 Fund (a)	2,696,727
Fidelity Freedom 2040 Fund (a)	161,655
Spartan U.S. Equity Index	1,580,604
Fidelity Mid-Cap Stock Fund (a)	1,726,826
Sigma-Aldrich Company Stock Fund (a)	5,419,818
Loans (range of interest rates 5.25%-10.50%)	3,404,936

$129,190,812

(a) Represents a party-in-interest.

See accompanying notes to financial statements.

Pursuant to the requirements of the Securities Exchange Act of 1934, Sigma-Aldrich Corporation, as Plan Administrator of the 401(k) Retirement Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIGMA-ALDRICH CORPORATION

401(k) RETIREMENT SAVINGS PLAN

By: /s/ Larry D. Roeder

Larry D. Roeder, Director of Treasury

& Benefits

June 25, 2003

EXHIBIT INDEX

Exhibit

23

Consent of Independent Accountants

Note: We are including in this Annual Report on Form 11-K for the year ended December 31, 2002, pursuant to Rule 2-02(e) of Regulation S-X, a copy of the prior year’s Report of Independent Public Accountants from our prior independent public accountants, Arthur Andersen LLP. We have not been able to obtain, after reasonable efforts, the written consent from Arthur Andersen LLP to the inclusion of its report dated June 14, 2002 with respect to the financial statements of the Sigma-Aldrich Corporation 401(k) Retirement Savings Plan in the Annual Report on Form 11-K for the year ended December 31, 2001 or to our incorporation of such report by reference in the Registration Statement on Form S-8 (No. 333-30528) pertaining to the Sigma-Aldrich Corporation 401(k) Retirement Savings Plan, as required by Section 7 of the Securities Act of 1933, as amended. Accordingly, you may be unable to recover amounts sought in any action against Arthur Andersen LLP, the former independent public accountant, pursuant to the Securities Act of 1933 and the regulations thereunder, and therefore any right of recovery may be limited as a result of the lack of that consent.

99.1	Committee Member of the Plan Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2	Committee Member of the Plan Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002